UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

LSB Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

502160104

(CUSIP Number)

Anthony D. Minella

c/o LSB Funding LLC Legal Department

600 Steamboat Road

Greenwich, CT 06830

1-800-224-6469

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502160104	SCHEDULE 13D

1	Name of Reporting Person LSB Funding LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,103,746 shares of Common Stock(1) 1 share of Series F Redeemable Class C Preferred Stock (entitled to a number of votes equal to up to 4,559,971 shares of Common Stock)(2)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,103,746 shares of Common Stock(1) 1 share of Series F Redeemable Class C Preferred Stock (entitled to a number of votes equal to up to 4,559,971 shares of Common Stock)(2)
	10	Shared Dispositive Power 0
11

Aggregate Amount Beneficially Owned by Each Reporting Person

4,103,746 shares of Common Stock(1)

1 share of Series F Redeemable Class C Preferred Stock (entitled to a number of votes equal to up to 4,559,971 shares of Common Stock)(2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.2% of Common Stock(1)(3) 16.7% of total Common Stock voting power(2)(4)
14	Type of Reporting Person OO

(1)	Represents 4,103,746 of common stock, par value $0.10 per share (the “Common Stock”) issuable upon the exercise of warrants (the “Warrants”) held by the Reporting Person.
(2)	The one share of Series F Redeemable Class C Preferred Stock (the “Series F Preferred Stock”) entitles the Reporting Person to a number of votes equal to 4,559,971 shares (the “Voting Shares”) of Common Stock, provided, that the number of votes that may be cast by the Series F Preferred Stock shall be automatically reduced by a number of votes equal to the number of shares of Common Stock into which the Warrants are exercised.
(3)	Calculated based on 26,915,008 shares outstanding, which consists of (i) 22,811,262 shares of Common Stock outstanding as of October 30, 2015, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 plus (ii) 4,103,746 shares of Common Stock issuable upon exercise of the Warrants.
(4)	Calculated based on 27,371,233 votes represented by Common Stock, which consists of (i) 22,811,262 shares of Common Stock outstanding as of October 30, 2015, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 plus (ii) 4,559,971 Voting Shares.

CUSIP No. 502160104	SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D this (“Statement”) relates to the common stock, par value $0.10 per share (the “Common Stock”) of LSB Industries, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 16 South Pennsylvania Avenue, Oklahoma City, Oklahoma 73107.

Item 2.	Identity and Background

(a), (f) This statement is being filed by LSB Funding LLC, a Delaware limited liability company (the “Reporting Person”). The board of managers of the Reporting Person consists of Duncan Bagshaw, Anthony Minella and Todd Boehly, each a U.S. citizen (collectively, the “Managers”).

(b) The address of the principal business and principal office of the Reporting Person and each of the Managers is 350 Park Avenue, 14th Floor, New York, New York 10022.

(c) The principal business of the Reporting Person is making equity investments. Mr. Minella is the Chief Investment Officer of Security Benefit Corporation (“Security Benefit”), a provider of customized retirement savings and income solutions. Mr. Boehly is the Chairman of Security Benefit. Mr. Bagshaw is an employee of an affiliate of Security Benefit. The address of Security Benefit is 1 SW Security Benefit Place, Topeka, Kansas 66636.

(d), (e) During the last five years, neither the Reporting Person nor any of the Managers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On December 4, 2015, pursuant to that certain Securities Purchase Agreement (the “Purchase Agreement”) by and among the Reporting Person, Security Benefit and the Issuer, the Reporting Person purchased (i) 210,000 shares of Series E Cumulative Redeemable Class C Preferred Stock (the “Series E Preferred Stock”), (ii) one share of Series F Preferred Stock and (iii) Warrants to purchase 4,103,746 shares of Common Stock (collectively, the “Purchased Securities”). The aggregate purchase price for the Purchased Securities was $210.0 million. The source of the purchase price was a capital contribution provided by an affiliate of the Reporting Person.

The summary of the Purchase Agreement is not complete and is qualified in its entirety by reference to the text of the Purchase Agreement, which is referenced as Exhibit 1 to this Statement. The Purchase Agreement is incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 8, 2015.

Item 4.	Purpose of Transaction

The Purchased Securities were purchased for investment purposes.

In connection with the consummation of the transactions contemplated by the Purchase Agreement, the Reporting Person entered into a Board Representation and Standstill Agreement (the “Board Representation Agreement”) with the Issuer and the other parties thereto pursuant to which the Reporting Person has the right to designate nominees to serve on the Issuer’s board of directors. Pursuant to the Board Representation Agreement, the Reporting Person shall be entitled to designate up to three directors, provided, that from and after the redemption in full of all Series E Preferred Stock held by the Reporting Person (and its permitted transferees), (i) so long as the Reporting Person (together with its permitted transferees) beneficially owns at least 25% of the shares of Common Stock issuable upon exercise of the Warrants, the Reporting Person shall be entitled to designate two director nominees and (ii) so long as the Reporting Person (together with its permitted transferees) beneficially owns at least 10% (but not greater than 24.99%) of the shares of Common Stock issuable upon the exercise of the Warrants, the Reporting Person shall be entitled to designate one director nominee. Unless prohibited by applicable law or the rules of the New York Stock Exchange, each of the Issuer’s Compensation Committee, Audit Committee and Nominating and Corporate Governance Committee shall include one then serving director nominee of the Reporting Person.

Pursuant to the Board Representation Agreement, the Reporting Person nominated Jonathan Bobb, Joseph Reece and Mark Genender to the class of directors with terms expiring at the Issuer’s annual meeting of stockholders to be held in 2016, 2017 and 2018, respectively. Mr. Reece has been appointed to the Audit Committee, Mr. Bobb has been appointed to the Compensation Committee and Mr. Genender has been appointed to the Nominating and Corporate Governance Committee.

The summary of the Board Representation Agreement is not complete and is qualified in its entirety by reference to the text of the Board Representation Agreement, which is referenced as Exhibit 2 to this Statement. The Board Representation Agreement is incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 8, 2015.

The Reporting Person may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy and future plans of the Issuer. Except as described herein, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may review its investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the market price of the Common Stock, other investment opportunities available to the Reporting Person, market conditions and general economic and industry conditions, the Reporting Person may take such actions with respect to its investments in the Issuer as it deems appropriate.

Item 5.	Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2015, there were 22,811,262 shares of Common Stock outstanding as of October 30, 2015. The Reporting Person owns Warrants to purchase 4,103,746 shares of Common Stock. Accordingly, the Reporting Person is deemed to beneficially own 4,103,746 shares of Common Stock, representing approximately 15.2% of the outstanding Common Stock (assuming the issuance of all shares of Common Stock into which the Warrants are exercisable). The Reporting Person has sole voting and dispositive power over such shares.

Additionally, the Reporting Person beneficially owns one share of Series F Preferred Stock, which entitles the Reporting Person to a number of votes equal to 4,559,971 shares of Common Stock, provided, that the number of votes that may be cast by the Series F Preferred Stock shall be automatically reduced by a number of votes equal to the number of shares of Common Stock into which the Warrants are exercised. Accordingly, the Reporting Person is entitled to approximately 16.7% of the voting power represented by the Common Stock.

The descriptions of the Warrant and the Series F Preferred Stock are not complete and are qualified in its entirety by reference to the text of the Warrant and the Series F Preferred Stock Certificate of Designations, which are referenced as Exhibits 3 and 4, respectively, to this Statement. The Warrant and the Series F Preferred Stock Certificate of Designations are incorporated by reference to Exhibits 10.2 and 4.2, respectively, to the Current Report on Form 8-K filed by the Issuer with the SEC on December 8, 2015.

(c) Except as reported herein, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Purchased Securities.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement, dated as of December 4, 2015, by and among the Issuer, the Reporting Person and Security Benefit (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 8, 2015).

Exhibit 2	Board Representation and Standstill Agreement, dated as of December 4, 2015, by and among the Issuer, the Reporting Person and the other parties thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 8, 2015).

Exhibit 3	Warrant, dated as of December 4, 2015, issued in favor of the Reporting Person (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 8, 2015).

Exhibit 4	Series F Preferred Stock Certificate of Designations, dated as of December 4, 2015 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 8, 2015).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 14, 2015

LSB FUNDING LLC

By:	/s/ Anthony D. Minella
Name:	Anthony D. Minella
Title:	Manager

EXHIBIT INDEX

Exhibit 1	Securities Purchase Agreement, dated as of December 4, 2015, by and among the Issuer, the Reporting Person and Security Benefit (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 8, 2015).

Exhibit 2	Board Representation and Standstill Agreement, dated as of December 4, 2015, by and among the Issuer, the Reporting Person and the other parties thereto (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 8, 2015).

Exhibit 3	Warrant, dated as of December 4, 2015, issued in favor of the Reporting Person (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 8, 2015).

Exhibit 4	Series F Preferred Stock Certificate of Designations, dated as of December 4, 2015 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 8, 2015).